United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: McKesson Corporation
Name of persons relying on exemption: Rhia Ventures
Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	McKesson Corporation Shareholders
RE:	Item No. 6 on 2024 Proxy Ballot
DATE:	June 28, 2024

CONTACT: Corporate.Engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Item No. 6, following the instructions provided on management's proxy mailing.

Rhia Ventures urges shareholders to vote YES on Item No. 6 on the 2024 proxy ballot of McKesson Corporation (“McKesson” or “the Company”). The resolved clause states:

Shareholders request the Board issue a public report within one year of the annual meeting, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights or access to reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

The full text of the proposal is appended to this document.

This communication has been prepared and submitted by Rhia Ventures on behalf of the Proponent of this proposal, the Marguerite Casey Foundation. Rhia Ventures has been authorized to represent the Marguerite Casey Foundation on matters related to this proposal. Co-filers of this proposal were the John & Shari Behnke Revocable Trust, the Elizabeth Funk Trust, and the Woodcock Foundation.

Summary

•	State laws restricting abortion pose broad risks for McKesson. The current patchwork of state laws concerning access to reproductive health care poses legal, reputational, brand, and financial risk to McKesson Corporation, whose Health Mart® subsidiary has operations that are highly concentrated in states with highly restrictive access to abortion care.

•	Clear and transparent policies are necessary to secure investor confidence in the Company’s ability to meet consumer demand for reproductive health care products, safeguard consumer privacy, provide comprehensive reproductive health care insurance and benefits to its employees, and attract and retain top talent regardless of geography.

•	Contrary to the Company’s assertions in its statement of opposition to this proposal, complying with the requested report is neither overly broad and burdensome, and will increase shareholder value.

State Laws Restricting Abortion Pose Broad Risks for McKesson

Workforce Harms and Risks to Employee Health and Wellbeing, Recruitment, and Retention

As an employer, McKesson has a large national footprint: 35,000 employees in the U.S. (10-K), and 27 distribution centers. The footprint of the Company’s Health Mart® business unit is also relevant to this proposal: a network of approximately 4,500 independently owned pharmacies in the U.S. (https://bit.ly/4bKbPmx).

Since 2011, states have passed more than 600 laws restricting abortion access, and 12 states now ban most abortions. Other states have enacted legislation that protects these rights. McKesson has significant operations in states where reproductive rights are severely limited, with six distribution centers located in the South and Texas, and five in the Midwest, where abortion restrictions are concentrated.

Female employees, who constitute 62% of McKesson’s U.S. workforce, may face challenges accessing reproductive health care, including abortion services, for themselves or family members. Seven of the top 10 states where Health Mart pharmacies are located are subject to severe restrictions to abortion access: Texas, Florida, Alabama, Georgia, Oklahoma, Ohio, and Kentucky (https://bit.ly/4c85zVo). McKesson and Health Mart may find it more difficult to recruit employees in states that have outlawed abortion (bit.ly/3Ctj3ZI).

Employers, as well as employees, bear the cost of restricted access to reproductive health care. Women who cannot access abortion are three times more likely to leave the workforce than women who are able to access abortion when needed, and four times as likely to slip into poverty (bit.ly/37qrmMw). The Institute for Women’s Policy Research estimates state abortion restrictions may annually keep nearly 597,000 women aged 15 to 44 out of the workforce (https://bit.ly/3SQRp4n). This may harm McKesson’s ability to meet diversity goals, with negative consequences to performance, brand, and reputation.

Surveys attest to the negative impact of abortion restrictions on recruitment workforce mobility. According to a 2022 survey commissioned by Lean In, more than three-quarters of both women under 40 and men, regardless of political affiliation, would prefer to work for companies supporting abortion access (https://bit.ly/3IcR5qJ). And just recently, a CNBC/Generation Lab survey of 1,033 people between the ages of 18 and 34 found that 62% would "probably not" or "definitely not" live in a state that banned abortion (https://bit.ly/4bMU1qV).

A 2022 Harris Poll found that in the wake of the Dobbs decision, 69% of employees aged 18 to 34 want more clarity and transparency about their organization’s policies and benefits for reproductive health care (https://bit.ly/3OqENNL).

In its opposition statement to this proposal, McKesson states that it provides to its employees travel and lodging benefits for any covered health service if such covered service is not available from a local provider within 100 miles of an employee’s home. While this implies that abortion-related expenses are covered, other pressing questions remain unanswered about the comprehensiveness and competitiveness of the Company’s reproductive health care benefits (e.g., does employee health insurance cover elective abortions; does it cover forms of contraception not mandated by the floor requirements of the Affordable Care Act such as vasectomies, over-the-counter birth control pills, and 12-month supplies of oral contraceptives).

Risk to Market Share

Mifepristone, when prescribed in combination with misoprostol, is a widely used abortifacient, accounting for 63% of all abortions in the U.S. (https://bit.ly/3VitXNC). Since January 2023, pharmaceutical retailers have been able to apply for federal certification to sell mifepristone to customers. In March 2024, CVS and Walgreens announced their intent to begin distributing mifepristone in retail stores (https://nyti.ms/4c7iZla).

McKesson has indicated that it has been granted limited access to distribute mifepristone to CVS pharmacies that are serviced by the Company. But neither McKesson nor Health Mart -- even when pressed for an answer by the House Ways and Means Committee -- has yet to inform investors or the public as to whether Health Mart pharmacies will supply mifepristone. Medication abortions constitute over half of the terminations in the U.S. Investors should know if Health Mart has applied for pharmacy certification from the Risk Evaluation and Mitigation Strategies (“REMS”) Program or, if it does not intend to do so, how it has assessed the reputational and market consequences for selectively discriminating against a commonly prescribed and legal medication.

Data Privacy Risk

About one half of the states have banned or severely restricted abortion care. Law enforcement in these abortion-restrictive states often rely on consumer digital data to investigate and prosecute individuals who provide, aid, or receive the procedure, even if conducted in states where abortion remains legal.

A digital reproductive health footprint can be easily accessed by law enforcement and lead to criminal charges. In one example from 2022, Meta received significant negative press after complying with a data request from a Nebraska police department for private Facebook messages between a mother and daughter, who were both subsequently convicted for felony crimes related to the alleged illegal termination of the daughter’s pregnancy. https://tinyurl.com/5dzny56t). Police in Mississippi and Indiana have similarly used text messages, as well as web searches about abortion and online abortion medication order details, as digital evidence against women facing criminal charges related to the end of their pregnancies (https://wapo.st/44aVYug).

Data collection. Customer information that Health Mart Stores collects, and how it is used or shared with third parties, is governed by two privacy policies. (https://m.stores.healthmart.com/Privacy.html?sessId=). McKesson maintains separate policies. Neither of the Health Mart policies has been updated since the overturning of Roe v. Wade and the subsequent increase in laws criminalizing abortion and the aiding and abetting of abortion.

Information that may be collected by Health Mart that could be of interest to law enforcement includes:

•	Health-related information such as medical history, claims data, and prescription information
•	Any other personal information voluntarily provided
•	Unique identifiers and user behavioral information, such as geo-location, IP address, browser type, computer or mobile device, navigation and behavior from actions taken on the website

•	“Information about you that you share or make visible on the Internet. We may combine such information with information we already have about you.”

Both policies also discloses that the Company is not set up to respond to “Do Not Track” browser settings that allow users to tell websites they do not wish to have their online activity tracked over time and across websites.

Data sharing. Both policies state that while personal information is not sold to third parties, it may be shared. This includes sharing with law enforcement (or to meet other laws and regulations), as would be expected. But only the policy that applies to online data collection specifies that a “subpoena or other legal process” is required to hand over data to law enforcement.

Why does this matter? In December 2023, a congressional investigation alerted the Department of Health and Human Services of its finding that law enforcement agencies have been accessing patient prescription records through pharmacies without warrants, with most people unaware that their private data is being handed over to authorities (https://bit.ly/3RhjQay).

Health Mart could also adopt other emerging best practices in this area, including notifying customers when law enforcement has requested their data (unless the request is accompanied by a binding gag order) and regularly publishing the number and type of data requests received by law enforcement agencies, and the Company’s compliance rate with them (see https://bit.ly/3y8J6ZU for links to best practice in this area). Absence of such policies may increase risk for the Company.

The two policies also state that customers’ personal data may be shared with third parties in the context of a merger, sale, or acquisition. What happens to this data after it is shared?

Political Spending Risk

McKesson makes political contributions via its employee PAC and from the corporate treasury. From either source, corporate political contributions by their nature entail varying degrees of risk.1

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1 See, for example, Courting Risk: Corporate Underwriters & State Attorneys General at https://www.politicalaccountability.net/wp-content/uploads/2024/05/CPA-Courting-Risk-FINAL.pdf#new_tab, and Practical Stake: Corporations, Political Spending and Democracy at https://www.politicalaccountability.net/wp-content/uploads/2022/04/Practical-Stake.pdf#new_tab.

Particularly since the overturning of Roe v. Wade in June 2022, great attention has been focused on corporate contributions to politicians and political organizations working to undermine access to reproductive health care. Numerous news articles have been published, in-depth reports have been published2, and investors have filed numerous shareholder proposals addressing perceived misalignment between corporations’ stated support for women’s advancement and their support for anti-abortion forces. (Full disclosure: Rhia Ventures has advocated in support of these proposals.)

Shareholders would benefit from more disclosure as to how McKesson navigates actual and potential conflicts of interest between its stated values as a health care company, and the making of contributions to persons and organizations who are working to reduce access to health care. McKesson’s Political Engagement and Lobbying Policy states that the Company “makes political contributions to candidates from both parties using rigorous objective criteria that promote the interests of the company” (https://bit.ly/3KGD85C) One of these interests, as stated on the “Public Policy at McKesson” web page is “making sure people have access to high-quality and affordable care” (https://bit.ly/3KEUSOz).

Clear and transparent policies are necessary to secure investor confidence

The Proponents have filed this proposal to encourage clear and transparent policies for the reasons explored above. This memo has already pointed shareholders to a resource with links to company best practices for law enforcement data information requests (see https://bit.ly/3y8J6ZU, cited in the “Data Sharing” discussion). Examples of clear and transparent policies in the other areas discussed also abound.

With respect to employee benefits, the #WhatAreYourReproBenefits database maintained by Rhia Ventures (https://bit.ly/4b0Ee6X) links to statements made by numerous companies about their commitment to support employees’ access to abortion. Over 1,000 companies have also joined the Don’t Ban Equality coalition of businesses committed to pushing back against abortion restrictions and providing employees with access to comprehensive reproductive health (https://bit.ly/3KMYnme).

In the area of political spending transparency, companies that have implemented best practices are identified and ranked in the annual CPA-Zicklin Index of Corporate Political Disclosure and Accountability (https://bit.ly/3VyCRGE). AT&T and Cigna have recently produced political spending reports that have broken new ground by employing new metrics to measure alignment of spending with corporate values.

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2 See Divided States of America: Heavily Tilted Company

Support for State Abortion Ban Politicians at https://siinstitute.org/reports.html ;Conflicted Consequences https://www.politicalaccountability.net/wp-content/uploads/2022/04/Practical-Stake.pdf#new_tab; Collision Course: The Risks Companies Face When Their Political Spending and Core Values Conflict and How To Address Them (https://politicalaccountability.net/hifi/files/Collision-Course-Report.pdf)

Complying with the requested report can increase shareholder value

In its statement of opposition to this proposal, McKesson argues that the scope of the requested report is “overly broad and burdensome,” necessitating “a thorough review of all existing state laws, and all proposed bills, regulations and policies that may never become applicable to our employees.”

The scope of research necessary to produce the requested report is proportionate to the multiple risks identified herein that face McKesson and its Health Mart unit due dramatic and evolving changes in the legal landscape regarding reproductive health care. The greater risk to McKesson and Health Mart is to continue to downplay and ignore the identified risks, and the negative signal this stance broadcasts to financial markets, employees, and consumers.

Many companies have undertaken analyses of these challenges and opportunities in the major areas identified – data privacy, political spending, and employee health care and benefits – particularly since the 2022 decision overturning Roe v. Wade. For example, Interpublic Group Companies assessed their policies and practices regarding reproductive health data, ultimately finding there was no significant risk to customers in the face of newly enacted state laws criminalizing abortion (https://tinyurl.com/mvrmfj2x). AT&T and Cigna, as discussed immediately above, enhanced their political spending to feature new metrics on alignment with corporate values. Walgreens, CVS, and Rite Aid and have stated their intentions regarding sales of mifepristone. And as discussed above, hundreds of companies have gone on record affirming their support for their employees’ access to comprehensive reproductive health care.

The state of opposition also protests that the report would “quickly” become out-of-date. To be clear, the Proponents are not seeking a detailed compendium of state restrictions, which are available elsewhere. The focus should be on the relevant policies of McKesson and Health Mart and the principles upon which they are based, which, one hopes, would not quickly become out of date.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal. We urge you to vote YES on Item No. 6 in McKesson.

For questions, please contact Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Report on Risks of State Policies Restricting Reproductive Health Care

WHEREAS: Companies must navigate a patchwork of state laws regarding the provision of reproductive health care. Since 2011, states have passed more than 600 laws restricting abortion access, and twelve states now ban most abortions. Other states have enacted legislation that protects these rights.

McKesson has significant operations in states where reproductive rights are severely limited. McKesson’s female employees – over 62 percent of the company’s 31,000 employees in the United States – may face challenges accessing reproductive health care, including abortion services, for themselves or family members. McKesson may find it more difficult to recruit employees in states that have outlawed abortion (bit.ly/3Ctj3ZI).

Employers, as well as employees, bear the cost of restricted access to reproductive health care. Women who cannot access abortion are three times more likely to leave the workforce than women who are able to access abortion when needed, and four times as likely to slip into poverty (bit.ly/37qrmMw). The Institute for Women’s Policy Research estimates state abortion restrictions may annually keep nearly 597,000 women aged 15 to 44 out of the workforce (https://bit.ly/3SQRp4n). This may harm McKesson’s ability to meet diversity goals, with negative consequences to performance, brand, and reputation.

According to a 2022 survey commissioned by Lean In, more than three-quarters of both women under 40 and men, regardless of political affiliation, would prefer to work for companies supporting abortion access (https://bit.ly/3IcR5qJ). A 2022 Harris Poll found that in the wake of the Dobbs decision, 69 percent of employees aged 18 to 34 want more clarity and transparency about their organization’s policies and benefits for reproductive health care (https://bit.ly/3OqENNL).

RESOLVED: Shareholders request the Board issue a public report within one year of the annual meeting, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights or access to reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: Shareholders recommend the report evaluate risks and costs to the company associated with new laws severely restricting reproductive rights and medication, and similar restrictive laws proposed or enacted in other states. In its discretion, the Board’s analysis may include effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies such as public policy advocacy by the company, related political contributions policies, and human resources or educational strategies.